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                             Sullivan & Cromwell LLP
                         1701 Pennsylvania Avenue, N.W.
                            Washington, DC 20006-5805

                                                                  April 22, 2005

Via EDGAR

Christian Sandoe, Esq.,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

     Re: BNY Hamilton Funds, Inc.:
         Post-Effective Amendment No. 39 to Registration
         Statement on Form N-1A (File Numbers 33-47703 and 811-6654)

Dear Mr. Sandoe:

     Set forth below are responses to the comments that you provided to the undersigned with respect to the above-referenced filing of BNY Hamilton Funds, Inc. (the "Company"). Post-Effective Amendment No. 41 ("PEA 41"), incorporating the responses to your comments below and other updated information, is expected to be filed on or prior to April 29, 2005, with the date of effectiveness specified as April 29, 2005.

                                      * * *

Prospectus Comments

     1. [page 15] Under Principal Investment Strategy for the Large Cap Growth Fund, there is disclosure that companies of certain sectors - healthcare, technology, telecommunications, financial services and consumer staples - have tended to meet the Fund's enumerated investment criteria. Please add a discussion of the risks associated with investment in each of these sectors.

     Response: Although the cited disclosure identifying healthcare, technology, telecommunications, financial services and consumer staples sectors was intended to be illustrative, the Large Cap Growth Fund is not bound to focus on those sectors at any time, and the Fund's focus on any particular sectors is subject to change. Accordingly,

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Christian Sandoe, Esq.                                                       -2-

the Company has addressed the staff's comment by deleting the illustrative reference to sectors.

     2. [page 34] (a) The Investment Objective of the Enhanced Income Fund states, "Although not a money market fund, the Fund seeks to generate return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity." Should not this investment objective be stated as ". . . seeks to generate income. . ." rather than "return"?

     Response: Although "seeks to generate income" could be an appropriate description of the Fund's objective, the Company believes that "seeks to generate return" is also appropriate, because the term "return" connotes "income" comprised of interest and short-term gains. The portfolio manager has advised that the Fund is not intended to follow a "stable value fund" model, and the net asset value of the Fund has fluctuated and is expected to continue to fluctuate in the future. Since the Fund's inception in 2002, the Company has not encountered any investor confusion regarding the Fund's investment objective. In view of the cost entailed in seeking shareholder approval to alter this fundamental investment objective, the Company respectfully intends to retain the investment objective as it is currently expressed.

     (b) The SEC staff has recently called into question the use of a wrap contract as a means to achieving stable value. Please provide supplementally an analysis of the valuation of the wrap contract. Is the valuation of the wrap contract consistent with generally accepted accounting principles (GAAP) and the requirements of the Investment Company Act?

     Response: The portfolio manager of the Enhanced Income Fund has advised that, although provision had been made in the prospectus to permit the Fund to utilize wrap contracts, such contracts have in fact never been utilized by the Fund. In light of the fact that the portfolio manager of the Fund has not used wrap contracts and does not intend to use them in the future, and in recognition of the serious issues raised in respect of the valuation and the accounting treatment of wrap contracts, the Company has deleted from the prospectus and SAI all disclosure pertaining to the possible use of wrap contracts by any BNY Hamilton Fund.

     3. [pages 45-46] The Main Investment Risks of the Intermediate Investment Grade Fund (3rd, 5th and 6th paragraphs) describes investments in certain securities that are not specifically mentioned in Principal Investment Strategy section (CMOs and other mortgage-backed securities, foreign securities, and non-investment grade bonds). Investments described in the Risks section should be included in the Strategies section.

     Response: The cited disclosure has been revised as requested to include disclosure as to these investments in the Strategies section.

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Christian Sandoe, Esq.                                                       -3-

     4. [page 56] The September 11, 2001 terrorist attack and its impact on New York is described in the Main Investment Risks of the Intermediate New York Tax-Exempt Fund. Given the passage of time, please consider updating, or changing the tenses used in, this paragraph.

     Response: In recognition of the cited disclosure being outdated, the Company has decided to delete it.

     5. [page 60] In the Principal Investment Strategy of the High Yield Fund, there is disclosure that "the portfolio manager will emphasize securities that are within the targeted segment of the high yield market, BB/B." What are the lowest rated securities in which the Fund may invest?

     Response: The Fund may invest in securities rated as low as "C". This information has been included in the prospectus.

     6. [page 64] Under Management Strategy of the S&P 500 Index Fund, there is disclosure that "[t]he Fund invests substantially all of its assets in stocks that comprise the S&P 500(R)." Please indicate that the Fund will invest at least 80% of its Assets in such stocks and, if that is a non-fundamental policy, indicate that the Fund will provide 60 days' notice prior to changing the policy.

     Response: The requested disclosure - as to 80% of Assets and 60 days' notice of change - has been included in the prospectus.

     7. [page 68] For the U.S. Bond Market Index Fund:

     (a) What is the average maturity and credit quality of securities in the Lehman Bond Index?

     Response: At March 31, 2005, the average maturity of securities in the Lehman Bond Index was 7.12 years, and the credit quality of securities in the Index ranged from Aaa+ to BBB- (by Standard & Poor's Corporation) or Baa- (by Moody's Investors Service, Inc.). This information has been included in the prospectus.

     (b) What is the method used by the Fund to match the performance of the Index? I.e., will portfolio sampling or some other method of replication be utilized?

     Response: The portfolio manager has confirmed that the Fund utilizes portfolio sampling in the effort to match the performance of the Lehman Bond Index. This information has been included in the prospectus.

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Christian Sandoe, Esq.                                                       -4-

     8. [page 73] Under Daily NAV Calculation, there is a carve-out for the Enhanced Income Fund: "(except that the Enhanced Income Fund will not calculate its NAV on days that the exchange is open but the Federal Reserve Bank of New York is closed for business)." As written, this procedure is not in compliance with Rule 22c-1, which would permit the exception only if it were limited to closures of the Federal Reserve Bank of New York based on "customary national business holidays described or listed in the prospectus and local and regional business holidays listed in the prospectus." Please revise to comply with Rule 22c-1 (e.g., by indicating the holidays when the Fed is closed but the NYSE is open).

     Response: The disclosure has been revised to indicate those holidays currently observed by the Federal Reserve Bank of New York that are not holidays currently observed by the NYSE (namely, Columbus Day and Veterans Day).

     9. [page 75] In the Making Exchanges/Redeeming Shares section, under Minimum Account Balances, there is a statement that "the Fund may give you 60 days" to bring your account balances back up. The use of "may" is inappropriate and the word should be replaced with "will".

     Response: The cited disclosure has been revised as requested.

     10. [page 76] (a) In the Making Exchanges/Redeeming Shares section, under Redemption Fee, there is a statement that "the fee may not apply in certain circumstances where it is not currently practicable for the Fund to impose the fee, such as [. . .] redemptions under a certain dollar amount." Why is it impracticable to impose a redemption fee on redemptions under a certain dollar amount?

     Response: The cited disclosure has been revised by deleting "redemptions under a certain dollar amount" as one of the enumerated circumstances in which it is impracticable to impose a redemption fee. The Company has confirmed that a redemption fee has never been waived by reason of the redemption amount being under a certain dollar amount.

     (b) In the same text, please confirm that the list of circumstances in which the redemption fee does not apply is an exhaustive list - i.e., delete the "such as" reference if the present list is exhaustive.

     Response: The cited disclosure has been revised so that it constitutes an exhaustive list of circumstances in which the redemption fee does not apply.

     11. [pages 77-78] Under the Abusive Trading section:

     (a) the third paragraph includes the following disclosure -

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Christian Sandoe, Esq.                                                       -5-

     "On a daily basis, the Advisor will review transaction history reports and will identify all redemptions that are within a specific time period from a previous purchase in the same account(s) in the Fund. In the event the Advisor identifies redemptions in excess of a specific threshold that is within 5 days of a purchase in the same account, it will contact the Transfer Agent and the Transfer Agent will forward a report containing the past 30 days of activity in the respective account."

Please clarify whether this procedure will also apply to different accounts under common ownership or control.

     Response: The cited disclosure has been revised as requested to address different accounts known by the Advisor to be under common ownership or control in the same manner as if such accounts were the same account.

     (b) the fourth paragraph states -

     "On a monthly basis, the Advisor will issue a report to senior management that will indicate how many transactions were reviewed in that month, any suspicious activity that was identified, and the resolution of each situation identified."

This disclosure does not describe anything with respect to specific action taken where suspicious or abusive activity is identified. Please revise this disclosure to indicate the specific action(s) expected to be taken.

     Response: This disclosure has been revised as requested to indicate the specific actions to be taken - namely, (i) prohibit account(s) from making additional purchases (including exchanges from other Funds), (ii) close account(s) in which the abusive activity has been identified, and/or (iii) if the Advisor believes that a broker-dealer is facilitating the abusive activity, refuse trades from that broker-dealer.

     (c) the redemption fee imposable on purchases of the International Equity Fund is not discussed. Please disclose the redemption fee in this section, or include appropriate cross-references to the redemption fee disclosure.

     Response: As requested, the redemption fee has been identified in the cited section and appropriate cross-references have been added.

     12. [pages 79-80] Under the Portfolio Managers section:

     (a) With respect to each Fund, is it correct that the portfolio managers are the only persons "who are primarily responsible for the day-to-day management of the Fund's portfolio"? If there are other persons who are primarily responsible, pursuant to Item 5(a)(2) of Form N-1A, information needs to be include for up to five persons. Also,

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Christian Sandoe, Esq.                                                       -6-

for each Fund that lists two or more persons, pursuant to Item 5(a)(2), the roles of each person need to be described, including a description of any limitations on the person's role and the responsibility between the person's role and the roles of other persons who have responsibility for the day-to-day management of the Fund's portfolio.

     Response: The introduction to the listing of the Funds' portfolio managers has been revised to clarify that the individuals listed are those who are primarily responsible for the day-to-day management of the respective Funds. The Company has advised that no individuals other than those for whom disclosure is included are primarily responsible for the day-to-day management of the Funds. Where two individuals are listed, disclosure has been included as to their relative roles.

     (b) With respect to the High Yield Fund and the S&P 500 Index Fund, please indicate how long each individual has managed the Fund.

     Response: The requested disclosure has been included. (In each case, each individual has managed the Fund since inception.)

     13. [page 81] Under the heading Seix High Yield Fund Performance, please clarify that the "Seix Fund" is the only fund that has substantially similar investment objectives and policies to the BNY Hamilton High Yield Fund (in order to confirm that there is no "cherry picking" of fund performance).

     Response: The Company has confirmed that the Seix Fund is the only registered fund advised by Seix that has substantially similar investment objectives and policies to the High Yield Fund. However, because the High Yield Fund has operation in excess of one year, the Company has decided that the disclosure in respect of the past performance of the Seix Fund is neither necessary nor useful to prospective investors. Accordingly, this disclosure has been deleted.

SAI Comments

     14. Please include Portfolio Manager disclosure in compliance with Item 15 of Form N-1A.

     Response: The requested disclosure has been added to the SAI under the new heading, "Portfolio Managers".

     15. [pages 68-70] Under Disclosure of Portfolio Holdings:

     (a) item 4 within the text contains the provision that a Fund may enter agreements that specify that ". . . (b) no employee shall use the information for their

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Christian Sandoe, Esq.                                                       -7-

personal benefit. . . ." After the word "benefit", please insert ", including trading". Make the conforming change to clause (ii) in the sixth paragraph on page 69.

     Response: The disclosure has been added to the SAI as requested.

     (b) the first paragraph on the top of page 70 states that "The Bank of New York will not enter into any arrangements with third parties from which it would derive any monetary benefit for the disclosure of material non-public holdings information." In that sentence, please replace "any monetary benefit" with "any benefit, monetary or other,".

     Response: The disclosure has been added to the SAI as requested.

                                      * * *

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Christian Sandoe, Esq.                                                       -8-

     The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in PEA 41; (2) staff comments or changes to disclosure in response to staff comments in PEA 41 reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to PEA 41; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions concerning any of the foregoing, please contact the undersigned at 202-956-7550.

                                                       Very truly yours,


                                                       /s/ Paul J. McElroy
                                                       -------------------------
                                                           Paul J. McElroy

cc: Nick Patnaik
    (The Bank of New York)